UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                   ----------

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                                (Amendment No.__)

                                Surgilight, Inc.
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                                (Name of Issuer)

                                  Common Stock
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                         (Title of Class of Securities)

                                    868828104
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                                 (CUSIP Number)

                          GEM SurgiLight Investors, LLC
                                C/o Edward Tobin
                           9 West 57th St., 46th Floor
                               New York, NY 10022
                         Telephone Number: 212 582-3400

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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 April 20, 2007
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             (Date of Event which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.  868828104

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     1   NAME OF REPORTING PERSON: MVP Distribution Partners
         I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY):

         GEM SurgiLight Investors, LLC Tax ID Number: 20-8853884
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     2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                          (a)  [X]
                                                          (b)  [ ]
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     3   SEC USE ONLY

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     4   SOURCE OF FUNDS:*

         WC
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     5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
         IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)             [_]
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     6   CITIZENSHIP OR PLACE OF ORGANIZATION

         USA
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                       7    SOLE VOTING POWER             75,805,294 (1)
    NUMBER OF         ----------------------------------------------------------
     SHARES            8    SHARED VOTING POWER           0
  BENEFICIALLY        ----------------------------------------------------------
  OWNED BY EACH        9    SOLE DISPOSITIVE POWER        75,805,294 (1)
    REPORTING         ----------------------------------------------------------
   PERSON WITH         10   SHARED DISPOSITIVE POWER      0
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     11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY
         EACH REPORTING PERSON:                           75,805,294 (1)
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     12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
         EXCLUDES CERTAIN SHARES*                         [X]
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     13  PERCENT OF CLASS REPRESENTED
         BY AMOUNT IN ROW (11):

         68.9%, on a fully diluted basis, and giving effect to the conversion of the Series B Preferred Stock.
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     14  TYPE OF REPORTING PERSON:*

         OO - limited liability company
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                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

(1) 3,052,000 shares of common stock are owned by GEM SurgiLight Investors, LLC, of which Mr. Tobin is the managing member of its managing member, GEM SurgiLight Management, LLC. 72,753,294 shares of common stock are issuable upon the conversion of all 9,500,000 Series B Convertible Preferred Stock (the "Series B Preferred Stock") held by GEM SurgiLight Investors, LLC. The shares of Series B Preferred Stock are convertible at such time as the Issuer shall have amended its articles of incorporation to authorize a sufficient number of shares of common stock to convert into 55% of the issued and outstanding common stock. The shares of Series B Preferred Stock are convertible into 55% of the issued and outstanding shares of common stock of the Issuer on a fully diluted basis at the time of conversion, after giving effect to the issuance of the shares of common stock issuable upon conversion of the Series B Preferred Stock. Currently, the Issuer has 60,000,000 shares of common stock authorized and 55,721,808 shares outstanding. Pursuant to the Issuer's Articles of Incorporation, each share of Series B Preferred Stock votes on a per share basis. According to the Form 8k the Issuer filed on April 26, 2007, the Company is preparing an information statement on Schedule 14C to be distributed to its shareholders to permit the Company to further amend its Articles of Incorporation to (i) increase the amount of authorized shares of common stock to 300,000,000 and (ii) remove the requirement that shares of Series B Preferred Stock may only vote on a one-for-one basis. At such time such amendment is filed, the shares of Series B Preferred Stock shall be entitled to a number of votes equal to the number of shares of Common Stock issuable upon conversion. The 72,753,294 shares excludes 9,802,348 shares of common stock owned by GEM Global Yield Fund, Ltd., which, together with GEM SurgiLight Investors, LLC, constitutes a group.

CUSIP No.  868828104

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     1   NAME OF REPORTING PERSON: MVP Distribution Partners
         I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY):

         Edward Tobin
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     2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                          (a)  [X]
                                                          (b)  [ ]
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     3   SEC USE ONLY

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     4   SOURCE OF FUNDS:*

         WC
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     5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
         IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)             [_]
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     6   CITIZENSHIP OR PLACE OF ORGANIZATION

         New York
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                       7    SOLE VOTING POWER             75,805,294 (1)
    NUMBER OF         ----------------------------------------------------------
     SHARES            8    SHARED VOTING POWER           0
  BENEFICIALLY        ----------------------------------------------------------
  OWNED BY EACH        9    SOLE DISPOSITIVE POWER        75,805,294 (1)
    REPORTING         ----------------------------------------------------------
   PERSON WITH         10   SHARED DISPOSITIVE POWER      0
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     11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY
         EACH REPORTING PERSON:                           75,805,294 (1)
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     12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
         EXCLUDES CERTAIN SHARES*                         [X]
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     13  PERCENT OF CLASS REPRESENTED
         BY AMOUNT IN ROW (11):

         68.9%, on a fully diluted basis, and giving effect to the conversion of the Series B Preferred Stock.
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     14  TYPE OF REPORTING PERSON:*

         IN
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                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

(1) Excludes 9,802,348 shares of common stock owned by GEM Global Yield Fund, Ltd., which holder, together GEM SurgiLight Investors, LLC, constitutes a group. Of the 75,805,294 shares of common stock beneficially owned by Edward Tobin, 72,753,294 shares are issuable upon the conversion of Series B Convertible Preferred Stock held by GEM SurgiLight Investors, LLC, as described herein.

      This Schedule 13D is being filed jointly by GEM SurgiLight Investors, LLC ("GEM") and Edward Tobin ("Mr. Tobin") (collectively, the "Reporting Persons" and each a "Reporting Person") pursuant to Rule 13d-1(k) promulgated by the Securities and Exchange Commission ("SEC") under Section 13 of the Securities Exchange Act of 1934, as amended (the "Act").


      This Schedule 13D constitutes the initial filing of GEM and Mr. Tobin.

Item 1. Security and Issuer.

      Common stock of SurgiLight, Inc. 2100 N. Alafaya Trail, Suite 600, Orlando, FL 32826

Item 2. Identity and Background.

      GEM, a New York limited liability company, and Mr. Tobin, an individual and United States citizen, each have an address of at 9 W. 57th St., 46th Floor, New York, NY 10022. The business of both Mr. Tobin and GEM is investing in public and private companies. Mr. Tobin is the managing member of GEM SurgiLight Management, LLC, the managing member of GEM.

      During the last five years, neither GEM nor Mr. Tobin has been: (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

      On April 20, 2007 GEM entered into a Series B Convertible Preferred Stock Purchase Agreement (the "Purchase Agreement") with SurgiLight, Inc. (the "Issuer") pursuant to which GEM paid the Issuer $500,000 in exchange for 9,500,000 shares of Series B Convertible Preferred Stock.

      On May 3, 2007 GEM purchased 3,052,000 shares of common stock from the US Marshal in Washington DC, which such shares had been seized from their former holder, for a purchase price of $30,520.

      The funds used to purchase the common and preferred stock were invested into GEM by an accredited investor, pursuant to an offering under Regulation D. The accredited investor is a member of GEM, but has no authority to vote or dispose of the shares of common stock or Series B Preferred Stock.

Item 4. Purpose of Transaction.

      The disclosure set forth in Item 3 is hereby incorporated by reference. The purpose of the transaction was to obtain voting control of the Issuer. GEM will hold a majority of the outstanding shares of common stock of the Issuer upon conversion of all of he Series B Preferred Stock.

Item 5. Interest in Securities of the Issuer.

      (a) GEM owns 75,805,294 shares of common stock, including 72,753,294 shares of common stock issuable upon the conversion of Series B Preferred Stock. The Series B Preferred Stock is convertible at such time as the Issuer shall have amended its certificate of incorporation to authorize a sufficient number of shares of common stock to convert into 55% of the issued and outstanding common stock. Such Series B Preferred Stock shall convert into 55% of the issued and outstanding common stock of the Issuer on a fully diluted basis, after giving effect to the issuance of the Series B Preferred Stock. The current number of shares of common stock issuable upon conversion is 72,753,294. The Issuer has 60,000,000 shares of common stock authorized and 55,721,808 shares outstanding. The 75,805,924 shares excludes 9,802,348 shares of common stock owned by GEM Global Yield Fund, Ltd., which holder, together GEM constitutes a group.

      By virtue of his being managing member of GEM SurgiLight Management, LLC, the managing member of GEM, Mr. Tobin beneficially owns 75,805,294 shares of common stock. This excludes 9,802,348 shares of common stock owned by GEM Global Yield Fund, Ltd., which holder, together with GEM, constitutes a group.

      (b) GEM has the sole power to vote 12,552,000 shares of common stock, which includes 3,052,000 shares of common stock and 9,500,000 shares of Series B Preferred Stock that vote on a one for one basis with the common stock. GEM would have the sole power to vote an aggregate 75,753,294 shares at such time as the Issuer amended its articles of incorporation to (i) authorize a sufficient number of shares of common stock to convert into 55% of the issued and outstanding common stock, and GEM converted all of its Series B Preferred Stock into shares of common stock; or (ii) permit the preferred stock to vote on an as-converted basis. As of April 26, 2007, the Issuer had 60,000,000 shares of common stock authorized and 55,721,808 shares outstanding, and 10,000,000 shares of Series B Preferred Stock authorized, of which 9,5000,000 were outstanding.

      As managing member of GEM, Mr. Tobin has the sole power to vote 12,552,000 shares of common stock. Additionally, GEM Global Yield Fund, Ltd. has the sole power to vote and direct 9,802,348 shares of common stock, which holder, together with GEM, constitutes a group.

      c) None of the Reporting Persons has effected any transactions in the Common Stock during the past sixty (60) days, other than as described herein.

      (d) Mr. Tobin, the managing member of GEM, has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities.

      (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

      None.

Item 7.  Material to be Filed as Exhibits.

      Exhibit A   Joint Filing Agreement, dated May 3, 2007 by and between Mr.
                  Tobin and GEM

      Exhibit B   Articles of Amendment Creating the Series B Convertible
                  Preferred Stock

      Exhibit C   Articles of Amendment amending the terms of the Series B
                  Convertible Preferred Stock

      Exhibit D   Series B Convertible Preferred Stock Purchase Agreement

                                    SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

May 4, 2007

                                               GEM SURGILIGHT INVESTORS, LLC,
                                               by GEM SurgiLight Management,
                                               LLC, its managing member

                                                   /s/ Edward Tobin
                                                   -----------------------------
                                               By: Edward Tobin, managing member

                                                   /s/ Edward Tobin
                                                   -----------------------------
                                                       Edward Tobin